Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

This 425 relates to a press release issued by Biomira Inc. on November 5, 2007, announcing that it has received a letter from The Nasdaq Stock Market, Inc. warning of a possible delisting from the Nasdaq Global Market.

BIOMIRA INC. RECEIVES NASDAQ DELISTING NOTIFICATION

EDMONTON, ALBERTA— November 5, 2007 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) (the “Company”) today announced that on November 2, 2007, it received a letter from The Nasdaq Stock Market, Inc. (“Nasdaq”) notifying the Company that for the 30 consecutive trading days preceding the date of the letter, the bid price of the Company’s common stock had closed below the $1.00 per share minimum required for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 4450(a)(5).  The letter further notified the Company that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until April 30, 2008, to regain compliance with the minimum bid price requirement. Compliance will be achieved if the bid price per share of the Company’s common stock closes at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to April 30, 2008.

 “We expect that we will regain compliance with the minimum bid price rule as one result of the reverse stock split included in the plan of arrangement to be considered at the upcoming special meeting of our shareholders,” said Robert L. Kirkman, M.D. President and CEO of Biomira.  “Ensuring compliance with this rule was a major reason the Board of Directors of Biomira included the reverse split in the plan.  We also believe that a higher trading price may allow investment in Biomira by institutional investors whose policies preclude investing in stock with lower share prices.”

“The initiatives we have put in place over the last year are each part of a strategic plan to create long-term sustainable value for our shareholders,” continued Dr. Kirkman.  “These initiatives include the expansion of our clinical development pipeline with the acquisition of ProlX Pharmaceuticals Inc.; the advancement of Stimuvax® into a global Phase 3 trial; the signing of amended and restated collaboration and supply agreements with Merck KGaA, our partner for Stimuvax; and our plan to reincorporate in the United States and revise our capital structure.  We are looking forward to the future we believe these steps will make possible, under our planned new name, Oncothyreon Inc.”

The Company has previously announced a special meeting of shareholders to be held at 9:00 a.m. (Mountain Time) in Edmonton, Alberta on December 4, 2007.  At the meeting, the Company’s shareholders will consider a special resolution to approve a plan of arrangement under which the Company will migrate to the United States by creating a Delaware holding corporation, Oncothyreon Inc., which will become the ultimate parent corporation of a successor to Biomira and its subsidiaries.   If the plan of arrangement is approved by shareholders of Biomira and other conditions are satisfied, including the issuance by the Alberta Court of Queen’s Bench of a final order approving the plan of arrangement, each outstanding common share of Biomira Inc. will be exchanged for one-sixth of a share of common stock of Oncothyreon Inc., which will have the effect of a 6 for 1 reverse stock split of Biomira Inc. common shares.

If compliance with Nasdaq’s Marketplace Rules is not achieved by April 30, 2008, and if the Company is not eligible for an additional compliance period, Nasdaq will provide notice that the Company’s common stock will be delisted from the Nasdaq Global Market. In the event of such notification, the Company would have an opportunity to appeal Nasdaq’s determination or to apply to transfer its common stock to the Nasdaq Capital Market.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws in the United States and Canada.  Forward-looking statements involve risks and uncertainties, including risks and uncertainties related to compliance by either Biomira or Oncothyreon with applicable Nasdaq listing requirements; the impact of the proposed effective reverse stock split on compliance with Nasdaq listing requirements; benefits currently anticipated to be derived from the proposed reincorporation transaction; and Biomira’s business, including, without limitation, statements related to our agreements with Merck KGaA, the therapeutic and commercial potential of Stimuvax and other drug candidates in our clinical development pipeline, benefits anticipated from the acquisition of ProlX, future clinical development plans, the details of our planned clinical trials, the regulatory approval process and the general economic environment. A number of factors could cause actual results or events to differ materially from those anticipated by forward-looking statements.  In particular, neither Biomira nor Oncothyreon can predict whether the conditions to completion of the reincorporation, including shareholder and judicial approvals, will be obtained.  In addition, even if the reincorporation and the associated effective reverse stock split are approved and implemented, neither Biomira nor Oncothyreon can provide any assurances that they will continue to satisfy Nasdaq listing requirements.  The business of Biomira and, assuming completion of the arrangement, the business of Oncothyreon are subject to numerous risks and uncertainties associated with biopharmaceutical development companies, including risks relating to the results of clinical development and regulatory approvals.  For more information about the risks and uncertainties facing Biomira and Oncothyreon, please refer to the registration statement on Form S-4 filed by Oncothyreon with the Securities and Exchange Commission (SEC) and by Biomira with Canadian regulatory authorities as well as to the respective companies’ other filings in the United States with the SEC and in Canada on SEDAR.

Additional Information About the Arrangement/Reincorporation and Where to Find It

On October 29, 2007, Oncothyreon Inc., a Delaware corporation that will, if the arrangement is approved, become the parent corporation of a successor to Biomira Inc., a Canadian corporation, filed an amended registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus regarding the proposed plan of arrangement. Biomira has also filed this amended registration statement on SEDAR. Investors and security holders of Biomira Inc. are urged to read the proxy statement/prospectus filed with the SEC and on SEDAR. These documents as well as Biomira Inc.’s other filings with the SEC and Canadian regulatory authorities contain, or will contain, important information about Biomira Inc., Oncothyreon Inc., and the proposed plan of arrangement. The amended proxy statement/prospectus filed with the SEC by Oncothyreon Inc. on October 29, 2007 and any other filings by Biomira Inc. or Oncothyreon Inc. with the SEC may be obtained free of charge at the SEC’s website, www.sec.gov. Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com. In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 - 94 St. Edmonton, AB, Canada T6N 1H1. Attn: Investor Relations, telephone: (780) 450-3761, ext. 818.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the amended proxy statement/prospectus filed with the SEC on October 29, 2007 as part of the registration statement on Form S-4 and, when it becomes available, the definitive proxy statement/prospectus.

Investor and Media Relations Contact:

Julie Rathbun

Rathbun Communications

206-769-9219

ir@biomira.com

BIOMIRA INC.  2011 — 94 St. Edmonton, AB, Canada  T6N 1H1

Tel:  (780) 450-3761  Fax:  (780) 463-0871

ONCOTHYREON INC., 110 — 110th Avenue NE, Bellevue, WA 98004

Tel: (425) 450-0370  Fax:  (425) 450-0371

http://www.biomira.com